Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I am a Director on the Masterworks acquisitions team.

I am excited to announce our newest offering, a painting by the American abstract artist, Stanley Whitney. In 2015, the abstract painter was the subject of a survey exhibition at the Studio Museum in Harlem. In recent years, Whitney has received greater recognition and increased presence at auction. In 2021, his total auction sales reached $7.3 million and between 2020 and 2021, his top auction record was set on three separate occasions.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 70 examples of Whitney’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the fifth we have selected to be offered on the Masterworks platform.

The current offering is titled “xNxYxCx xNxixgxhxtxsx” and was executed by the artist in 2020. The painting is a large-scale example of Whitney’s signature abstract compositions where he arranges blocks of vibrant color in a deliberately irregular grid.

Examples similar to the Painting are held in notable public collections, including the Metropolitan Museum of Art and the Studio Museum of Harlem in New York, as well as the High Museum in Atlanta, among others.

As of November 2022, examples identical in size to the Painting account for five of Whitney’s top ten auction records and have all sold this year in excess of $1.5 million. These are led by “Nightwatch” (2012), which sold for $2.3 million at Sotheby’s, London in March of 2022, “Great Balls of Fire” (2005), which sold for just under $2 million at Christie’s, London in March of 2022, and “Parisian Blue” (2012), which sold for $1.6 million at Sotheby’s, New York in May of 2022.

Between May 2018 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 55.2%.